UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

ANNUAL REPORT, FINANCIAL STATEMENTS AND INFORMATIVE SUMMARY

As of DECEMBER 31, 2017 and 2016

Together with the Auditor and the Supervisory Committee’s Reports.

CONTENTS Letter from the Chairman

1 |	Relevant data	1
2 |	Managing and supervisory boards	5
3 |	Macroeconomic context	10
4 |	Argentine Electricity Market	14
5 |	Description of our management activities	22
6 |	Fiscal Year Results	47
7 |	Corporate social responsibility	53
8 |	Communications	59
9 |	Board of Directors’ Proposal	64

       Appendix I – Corporate Governance Report

ANNUAL REPORT

LETTER FROM THE CHAIRMAN

To the Shareholders:

I hereby submit for your consideration the Annual Report, the Financial Statements and other documentation related to the fiscal year ended December 31, 2017, which the Board of Directors sends to the Company Annual General Meeting for the discussion thereof. The referred to documentation reflects the Company’s performance in its twenty-sixth fiscal year.

The year ended last December 31 was, for our Company, a historic year. The Company marked 25 years since its foundation, it was our 10th anniversary as a public company at both the Buenos Aires Stock Exchange and the New York Stock Exchange, and finally on February 1, 2017 the first Tariff Structure Review went into effect, thus bringing to an end almost 15 years of regulatory irregularity and opening a horizon of predictability for our activities for the next 5 years.

ENRE Resolution No. 63/17 approved the Electricity Rate Schedules applicable to the different customer categories as from February 1, 2017, including the application of the Social Tariff benefit. It also approved the gradual application of the Company’s Own Distribution Cost values as from February and November 2017, and February 2018, providing that the resulting difference between the Company’s Own Distribution Cost approved and the revenue actually received from the aforementioned gradual application, would be incorporated in customer bills in 48 monthly installments as from February 1, 2018. Additionally, from that point onwards, revenues will be adjusted semiannually to reflect the increases in wholesale prices, consumer prices and wages when the recorded variation is at least 5% or 30% of the inflation target included in the National Budget.

The increase in the Company’s Own Distribution Cost for February 2017 amounted to 42%, with the addition of two tranches of 18% each, in November 2017 and February 2018. Together with these increases, the Federal Government partially removed the subsidy on the wholesale electricity price and modified the subsidies addressed to the beneficiaries of the Social Tariff. Approximately 650,000 customers of Edenor pay substantially lower amounts for the electricity consumed because they are beneficiaries of the Social Tariff. In conclusion, as from February 1, 2018, a residential customer who consumes 300kwh per month on average will pay ARS 713 at the full rate and ARS 321 if he/she is a beneficiary of the Social Tariff, not considering energy-savings discounts and including all taxes in both cases.

This gradual application of the normalized electricity rate is also reflected in our results, which, in spite of showing significant improvements as compared to 2016 -when a provisional electricity rate schedule had been applied-, do not reflect the totality of revenue approved due to the deferral of nearly ARS 6.3 billion that will be billed in 48 installments as from February 2018. Revenue increased from ARS 13 billion to ARS 24.3 billion and the operating results changed from a loss of ARS 656 million to a profit of ARS 2.5 billion, whereas the net result went from a loss of ARS 1.2 billion to a profit of ARS 682 million. These results have allowed us to restore equity, although we continue to post accumulated losses.

With regard to the demand for electricity, although in 2017 the consumption recorded in the Buenos Aires Metropolitan Area was approximately 3% lower than that recorded in the previous year, such decrease is in part attributable to a mild winter with average temperatures that surpassed those of 2016 in 2°C. Nevertheless, the demand for power continued to increase with record demands at both the SADI and our network levels, which amounted to 5,103 MW in July 2017 and was surpassed again in February 2018. We are proud of having been able to meet that demand, while showing improvements in service quality indicators at the same time.

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In addition to the implementation of the Tariff Structure Review, other noteworthy events in fiscal year 2017 were the partial regularization of the Framework Agreement with the federal and the provincial governments, pursuant to which the revenue from the distribution of electricity to low-income neighborhoods and shantytowns for the January 1, 2015-September 30, 2017 period was recognized in favor of the Company; the successful recertification of Edenor’s Integrated Management System (ISO 9001, ISO 14001 and OHSAS 18001), with our employees’ high level of commitment to the customer and the pursuit of efficiency in the different areas of work deserving special mention; the satisfactory outcome of the provisional remedies that had been initially granted against the temporary electricity rate schedule issued in the framework of ENRE Resolution 1/16; the improvements in presenteeism and productivity rates of our personnel; the donation to the National Library of a modern and efficient lighting system as part of the celebrations for our first 25 years; and the launching of the official social media profiles and of our new corporate image, which reflects what we feel at Edenor: that a new stage has begun both for us and for our customers, supported on two strategic pillars: efficiency and proximity.

The following are also worth mentioning: the passing in May 2017 of Law No. 27,351 on Electricity Dependent Patients; the passing in December 2017 of Law No. 27,424 on the Promotion of Distributed Generation of Renewable Energy, setting the conditions for the generation of renewable energy by the users of the distribution network, for self-consumption and eventual delivery of surplus electricity through free access to the distribution network; the approval also in December 2017 by the ENRE of the Regulations for the Self-managed Metering System; and, finally, the long-delayed and long-awaited institutional normalization of the National Regulatory Authority for the Distribution of Electricity, implemented through the appointment by the Executive Power of its president, vice-president and the other members of its Board of Directors, after the carrying out of the respective open competitive processes, as required by Law 24,065.

The next years pose significant challenges for us. Although the Federal Government’s measures aimed at resolving the electricity rate situation of the electric power sector and the implementation of the RTI as from February 1, 2017 are making it possible for the Company to gradually restore its economic and financial situation and operate in a context of regulatory certainty with clear and precise rules, they also require of us the achievement of service and management improvement objectives, which will imply a major effort of all the organization in order to be met. With regard to quality standards, the RTI introduced changes in Technical Product, Technical Service, and Commercial Quality levels that the Company is required to meet, changes in control procedures performed by the regulatory authority, and much more severe penalties in the event of non-compliance. As for customer service, the way in which we attend to our customers’ needs will be modernized, incorporating new technologies and strengthening our digital customer service channel edenordigital.com.

The constant increase in the demand for power also makes unprecedented levels of investments necessary, which must be maintained for the next 5 years at the least. This level of investment requires a financial as well as an operative effort to plan the works, obtain the permits, engage the construction firms, and carry out the follow-up, control and commissioning procedures. It is in this manner that this year we invested ARS 4.1 billion and commissioned 780 MVA, a figure that exceeds in 53% the investment projects executed in 2016, which, in turn, had resulted in the largest investment ever in the Company’s history. Moreover, an additional 1,820 MVA are under construction.

ANNUAL REPORT

We will also need to focus on energy losses and theft, which at present amount to 17.1%, exceed the regulatory limit we are allowed to include in electricity rates by approximately 7%, and represent almost ARS 4 billion of not collected revenue. To this end, we have implemented firm market disciplinary actions, which together with the consequent legal and recovery actions will contribute to reduce the losses caused by fraudulent activities or theft. In the year being reported we continued to install “MIDE” meters, which allow low-income customers as well as customers with irregular income to self-manage their own consumption, recharging energy when needed and at the price set for the Social Tariff.

We cannot omit pointing out that at the date of issuance of this Annual Report, the determination of the treatment to be given by the Grantor of the Concession to all the credits and debits generated as a consequence of the breach of the Adjustment Agreement -which in 2013 led the Company to bring a legal action for damages-, as well as the final resolution of the effects deriving from the partial measures adopted by both Edenor and the Administration, are still pending. An equitable and fair solution to this situation, in addition to the full implementation of the tariff structure review’s results, and the renewal of the application and strict adherence to the regulatory framework in effect, strengthen our confidence in a promising future.

Finally, I would like to express my recognition to all the Company personnel for their professionalism, effort and cooperation in the development of operation and support tasks that allowed us to successfully meet the demand and the challenges taken up during the year; to the Board of Directors and Supervisory Committee’s members for always accompanying us along this path in a proactive manner; and finally to our shareholders, who, in spite of the many years of disregard for the applicable regulations and no return on their invested capital, have maintained their trust in the Company, its employees and its management. To all of them, my most sincere and deepest gratitude. Because their continued support and trust during all these years encourage us to continue making every effort to make of Edenor a better company every day, and in so doing, to contribute to the realization of our customers and employees’ personal aspirations, and the development of the communities in which we serve, seeking thus to contribute to the building of a fairer society for us all.

Ricardo Torres

    Chairman

ANNUAL REPORT

GLOSSARY

BCRA	Central Bank of Argentina
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CNV	National Securities Commission
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CPD	Company’s Own Distribution Cost
CTLL	Central Térmica Loma de la Lata S.A.
EASA	Electricidad Argentina S.A.
EDELAP S.A.	Empresa Distribuidora La Plata S.A.
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
EDESUR S.A.	Empresa Distribuidora Sur S.A.
EET	Technical Education School
ENRE	National Regulatory Authority for the Distribution of Electricity
FNEE	National Fund of Electricity
GDP	Gross Domestic Product
IRAM	Argentine Standardization Institute
MEM	Wholesale Electricity Market
MIDE	Integrated Electricity Meter
MINEM	Energy and Mining Ministry
NGO	Non-Governmental Organization
PEN	Federal Executive Power
PESA	Pampa Energía S.A.
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SADI	Argentine Interconnected System
SAIDI	System Average Interruption Duration Index
SAIFI	System Average Interruption Frequency Index
SEE	Electric Power Secretariat
UNIREN	Unit of Renegotiation and Analysis of Public Utility Contracts
VAD	Distribution Added Value

ANNUAL REPORT

RELEVANT DATA

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relevant DATA

CORPORATE PURPOSE AND CONCESSION AREA

The corporate purpose of the Company is the distribution and sale of electricity within the concession area and under the terms of the concession agreement entered into with the National Executive Power on August 5, 1992, as well as the acquisition of shares of other electricity distribution companies, being able to provide such companies with operation services related to the distribution and sale of electricity. Furthermore, the Company is authorized to render advisory, training, operation and maintenance, consulting and management, research and analysis services, as well as to assign, whether for valuable consideration or not, the know-how acquired in the development of the business activities and the development, installation and operation of computer programs.

The electricity distribution and sale service is provided on an exclusive basis to all the customers connected to the network within the area comprised of the following:

Region I: City of Buenos Aires, the area encompassing Dock "D", unnamed street, path of the future Autopista Costera (coastline highway), extension of Pueyrredón Ave., Córdoba Ave., Ferrocarril San Martín railway tracks, General San Martín Ave., Zamudio, Tinogasta, General Paz Ave. and Río de La Plata river, and Province of Buenos Aires, the districts of San Martín, Tres de Febrero, San Isidro and Vicente López.

 Region II: Province of Buenos Aires, the districts of Morón, Ituzaingó, Hurlingham, Merlo, Marcos Paz, Las Heras and La Matanza.

 Region III: Province of Buenos Aires, the districts of San Fernando, Tigre, Escobar, Malvinas Argentinas, San Miguel, José C. Paz, Pilar, Moreno y General Rodríguez.

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relevant DATA

OUR SHAREHOLDERS

The share capital of edenor is represented by a total of 906,455,100 common, registered, non-endorsable shares, with a par value of ARS 1 each and the right to one vote per share, divided into three classes: the class “A” shares owned by the Controlling Group, the class “B” free float shares held by the market, and the class “C” shares that remain from the Employee Stock Ownership Program (ESOP).

The ownership of the Company’s common shares as of December 31, 2017 is as follows:

The Parent Company’s merger process

The merger process of EASA and IEASA (the latter being EASA’s majority shareholder), as the acquired companies, with and into CTLL, as the acquiring and surviving company began in March 2017.

In that framework, on January 19, 2018, the Shareholders’ Meeting of CTLL approved the merger and the Board of Directors of the aforementioned Company became in charge of the management of EASA and IEASA, in accordance with the provisions of section 84 of the Business Organizations Law.

Furthermore, on September 22, 2017, the Board of Directors of PESA approved the merger of, among others, CTLL (acquiring company of EASA) with and into PESA as the acquiring company. October 1, 2017 was established as the effective date of the merger, as from which date the transfer to the acquiring company of the totality of the acquired companies’ equity will take effect, with all the latter’s rights and obligations, assets and liabilities becoming thereby incorporated into the acquiring company’s equity; all that subject to the required approvals and registrations.

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relevant DATA

At the date of issuance of this Annual Report, the Companies are taking the necessary steps before different bodies in order to obtain the registrations and authorizations for the Acquiring Company to operate as the surviving company of the merger.

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MANAGING AND SUPERVISORY BOARDS

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MANAGING AnD SUPERVISORY BOARDS

BOARD OF DIRECTORS

The business of the Company is managed by the Board of Directors, which, in accordance with the Company’s By-laws, is comprised of twelve directors and up to the same number of alternate directors. The term of office of all the directors is one year but they may be re-elected for consecutive periods.

In turn, the Board of Directors delegates specific functions to an Executive Committee, which, as the Audit Committee, is comprised solely of regular Board members. As for the Audit Committee, it is entirely comprised of directors who qualify as independent.

The Annual General Meeting held on April 18, 2017 appointed the members and alternate members of the Company’s Board of Directors for fiscal year 2017. Furthermore, the Board of Directors at the Board meeting held on April 28, 2017, subsequent to the Annual General Meeting, distributed the positions and approved the continuance of Mr. Ricardo Torres as Chairman of the Board.

The Board of Directors’ composition as of the date of issuance of this Annual Report is as follows:

Name	Position	Class	Independence
Ricardo Torres	Chairman	Class A	Non-independent
Gustavo Mariani	Vice-Chairman	Class A	Non-independent
Marcos Marcelo Mindlin	Director	Class A	Non-independent
Damián Mindlin	Director	Class A	Non-independent
María Carolina Sigwald	Director	Class A	Non-independent
Maximiliano Fernández	Director	Class A	Independent
Eduardo Llanos	Director	Class A	Independent
Emilio Basavilbaso	Director	Class B/C	Independent
Carlos Lorenzetti	Director	Class B/C	Independent
Lucas Amado	Director	Class B/C	Independent
Mariano García Mithieux	Director	Class B/C	Independent
Leandro Cuccioli	Director	Class B/C	Independent
Leandro Montero	Alternate Director	Class A	Non-independent
Daniel Flaks	Alternate Director	Class A	Non-independent
Gerardo Paz	Alternate Director	Class A	Non-independent
Mariano Batistella	Alternate Director	Class A	Non-independent
Pablo Díaz	Alternate Director	Class A	Non-independent
Diana Mondino	Alternate Director	Class A	Independent
José María Tenaillón	Alternate Director	Class B/C	Independent
Carlos Rodriguez Lubary	Alternate Director	Class B/C	Independent
Juan Martín Monge Varela	Alternate Director	Class B/C	Independent
Santiago Jonas Aguilar	Alternate Director	Class B/C	Independent
Ignacio Álvarez Pizzo	Alternate Director	Class B/C	Independent

ANNUAL REPORT

MANAGING AnD SUPERVISORY BOARDS

There were resignations from the Board of Directors during 2017, to wit:

  On July 27, 2017, Fernando Bearzi tendered resignation from the office of Director, for which he had been appointed by the Ordinary and Extraordinary General Meeting held on April 18, 2017. In his place, the Special Ordinary Shareholders’ Meeting of September 20, 2017 appointed Leandro Cuccioli.

  On March 2, 2018, Leandro Cuccioli tendered resignation from the office of Director, for which he had been appointed by the Special Ordinary Shareholders’ Meeting of September 20, 2017.

  On November 16, 2017, Diego Salaverri tendered resignation from the office of Alternate Director, for which he had been appointed by the Ordinary and Extraordinary General Meeting held on April 18, 2017.

SENIOR MANAGEMENT

The following table provides information on the Senior Management of the Company:

Name	Position
Ricardo Torres	Chairman and Chief Executive Office
Daniel Flaks	Technical Director
Eduardo Maggi	Chief Operating Officer
Gerardo Tabakman	Customer Service Director
Leandro Montero	Chief Financial Officer
Luis Lenkiewicz	Legal and Regulatory Affairs Director
Mariana De La Fuente	Human Resources Director
Carlos Ariosa	Legal Affairs Manager

SUPERVISORY COMMITTEE

The Company has a Supervisory Committee, which is responsible for overseeing the Company’s compliance with the By-laws, the shareholders’ resolutions and the applicable laws. Furthermore, and without prejudice to the function developed by the External Auditor, the Supervisory Committee must submit to the Annual General Meeting a written report on the reasonableness of the information included in the Annual Report and the Financial Statements submitted by the Company’s Board of Directors.

In accordance with the By-laws, the Supervisory Committee is comprised of three members and up to three alternate members elected by the shareholders at an Ordinary Shareholders’ Meeting for a term of one year and the right to reelection. The holders of Class A common shares will be entitled to elect two members and two alternate members. The holders of Class B and Class C common shares will be entitled to jointly appoint one member and one alternate member.

ANNUAL REPORT

MANAGING AnD SUPERVISORY BOARDS

The Annual General Meeting held on April 18, 2017 appointed the members and alternate members of the Supervisory Committee for fiscal year 2017. The composition of the Supervisory Committee as of the date of issuance of this Annual Report is as follows:

Name	Position	Class
Daniel Abelovich	Chairman	A
Marcelo Fuxman	Member	A
Carlos Manuel Vidal	Member	B/C
Walter Pardi	Alternate Member	B/C

There were resignations from the Supervisory Committee during 2017, to wit:

  On November 16, 2017, Damián Burgio tendered resignation from the office of Member of the Supervisory Committee, for which he had been appointed by the Ordinary and Extraordinary General Meeting held on April 18, 2017.

Mr. Marcelo Fuxman took office in his place.

  On November 16, 2017, Santiago Dellatorre tendered resignation from the office of Alternate Member of the Supervisory Committee, for which he had been appointed by the Ordinary and Extraordinary General Meeting held on April 18, 2017.

 AUDIT COMMITTEE

Pursuant to the Capital Markets Law No. 26,831 all listed companies are required to have an Audit Committee comprised of at least three Board members, a majority of whom must be independent in accordance with the criteria set forth by the CNV.

The members of the Audit Committee are appointed by the Company’s Board of Directors and elected from among Board members who have the highest level of experience in business, financial or accounting matters. In compliance with the SEC’s regulations, an “Audit Committee financial expert” must be appointed from among the members of the Committee.

Name	Independence	Class
Eduardo Llanos [1]	Independent	A
Maximiliano Fernández	Independent	A
Lucas Amado	Independent	B/C
[1] Appointed as Financial Expert at the meeting of April 28, 2017.

Board of Directors and Supervisory Committee members’ fees – Board remuneration policy

The total remuneration for the Board of Directors is fixed annually by the Annual General Meeting. For such purpose, the Board of Directors makes a proposal following the provisions of the Business Organizations Law and the CNV regulations, which set guidelines and limits based on the existence or non-existence of profits, and the functions performed by its members. In accordance with the provisions of Law No. 26,831, the aforementioned proposal is previously evaluated by the Audit Committee, which issues an opinion on the reasonableness thereof.

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MANAGING AnD SUPERVISORY BOARDS

Upon approval of the total remuneration for the Board by the Annual General Meeting, it is the Board of Directors, exercising the authority delegated by the Shareholders’ Meeting, which assigns from such amount the remuneration of each Director.

Additionally, it is the Shareholders’ Meeting that has the authority to authorize the Board to pay the directors and Supervisory Committee members who will held office in the following fiscal year, advanced fees up to a certain amount, subject to the approval of the Annual General Meeting that approves the financial statements for such new fiscal year.

As of December 31, 2017, the amount paid as Directors and Supervisory Committee members’ fees for the services provided totals ARS 12.8 million.

Senior Management remuneration policy

With regard to the remuneration policy for Senior Management, the Company has implemented a fixed and variable remuneration system. The fixed remuneration is related to both the level of responsibility required for the position and its competitiveness as compared to the market, whereas the variable remuneration is associated with the business objectives set at the beginning of each year and the degree of achievement of such objectives by the performance of the executive member throughout each financial year.

Under the new framework of the RTI, a variable remuneration program has been defined as an incentive to reduce the Company’s Non-Technical Losses for the next years of the 2017-2021 rate period, inasmuch as an urgent and critical management is required for the sustainability of the business. The scope is the key work team that will be involved in the operational plan, to the extent of its participation and provided that certain objectives are achieved at each year-end.

Additionally, the Company has decided to use the available treasury shares for the implementation of share-based compensation plans for its senior management, against the achievement of the strategic objectives set for each year.

The Board of Directors has not implemented a Remuneration Committee and has delegated to the Human Resources Department the approval of the general policy on the remuneration of the Company’s employees. The other activities of a Remuneration Committee are also developed by the Human Resources Department, in consultation with the Chairmanship, which is in charge of proposing options and subsequently implementing the specific decisions and policies on these issues. As for the Chief Executive Officer’s remuneration, it has been additionally approved by the Audit Committee due to the fact that he is a related party, and by the Company’s Board of Directors.

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MACROECONOMIC CONTEXT

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macroeconomic context

ECONOMIC ACTIVITY

In 2017, the economic activity grew 2.8%, as compared to a 2.2% contraction recorded in 2016.

This recovery was due to different external and internal factors. In the first case, the slight rebound of the Brazilian economy was reflected in a gradual recovery of exports to that country. In the second case, wage growth in real terms, the boost to public works and the increase in bank loans granted to the private sector, encouraged the expansion of both consumption and investment.

Furthermore, and from the supply point of view, the sectoral dynamics was heterogeneous. The sectors that benefitted from the change in relative prices, the development of public works, or the signing of specific trade agreements –the  agricultural, construction and automotive sectors- recorded high growth rates, whereas the sectors affected by the relaxation of import controls and the appreciation of the local currency in real terms –the textile and electronics industries- continued to fall.

DEVELOPMENT OF PRICES

With regard to inflation, the annual rate of change in prices, as measured by its general level, fell approximately 15 percentage points, comparing December 2017 to the same month of the previous year. In 2017, the year-on-year inflation amounted to 24.8%, with the disinflation process having been accomplished simultaneously with the adjustment of some public utility rates.

Furthermore, the performance of core inflation, which includes those elements in the consumer basket that are less volatile and excludes most of the specific increases in public utility rates, amounted to approximately 21.1% by the end of 2017.

FOREIGN TRADE

The external indebtedness recorded a sharp increase in 2017 as a consequence of the issuance of foreign currency denominated debt that was used to finance both the fiscal and the current account deficit. In this regard, the current account deficit deepened in 2017 due to the increase in interest payments of the external debt and the increase in imports of goods and services as a consequence of the economic recovery and the reduction in import controls and fees.

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macroeconomic context

FISCAL SITUATION

In this regard, an expansionary fiscal policy was implemented through the real increase of government expenditure. As a result of the increased growth in revenues vis-á-vis expenditure, the primary deficit was 0.4% smaller than in 2016. After the payment of debt interest, the fiscal deficit amounted to 4.7% of the GDP as opposed to the 4.1% recorded in the same period of 2016. As for primary expenditure, the increase in both social benefits and capital expenditure, as well as the fall in economic government grants stood out; the historic reparation for retirees program contributed to the increase in social benefits-related expenses, and the hikes in natural gas and electricity rates accounted for the decline in economic government grants. As for revenues, the increase in tax revenue associated with the effect of the economic recovery and the tax amnesty program stood out.

In the last days of the year, the Federal Government pushed forward and succeeded in obtaining the approval of a series of economic reforms. The tax reform is aimed at reducing the tax burden on companies, in order to boost investment and exports. Furthermore, a proposal for a new Fiscal Responsibility Law was agreed upon with the provinces. The bill includes guidelines for the development of the real spending and employment in the provinces, as well as a review of the federal tax revenue-sharing and a reduction of the provincial taxes that overlap with national ones. In addition, and supplementary thereto, progress was made with the proposal for the pension reform, which includes a new formula for the adjustment of pension payments based on inflation and wages, aimed at applying a more consistent basis to the increases in pension payments, in addition to adjusting them on a quarterly basis, with a first effect of containing the pension-related spending, partially offset with a one-off payment.

FINANCIal system

As for the monetary policy, the BCRA formally implemented an inflation targeting regime and provided for a new monetary policy interest rate. With the purpose of meeting the inflation target set for 2017, between 12% and 17%, the monetary authority maintained a high interest rate policy that led to an increased absorption of pesos through both the placement of Central Bank of Argentina Bills (LEBACs) and swaps; the monetary policy interest rate showed an upward trend in the year, increasing from 24.75% in January to 28.75% in December. With regard to credit policy, the launching in 2016 of an instrument that allows for the inflation-adjustment of the principal amount of bank loans, called Acquisition Value Units (Unidades de Valor Adquisitivo - UVA), contributed to achieving a remarkable growth in bank financing in 2017, with mortgage, collateral and personal loans recording the highest increase.

With regard to the foreign exchange market, the BCRA maintained a free-floating exchange rate system and intervened in the foreign exchange market only when there was a spike in the exchange rate. In this framework, throughout the year, the nominal exchange rate accumulated a depreciation close to 17% as compared to the last datum recorded in 2016 and, given the inflation rate for the period and the development of the commercial partners’ currencies, the multilateral real exchange rate fell approximately 3.4% on an annual basis. In the last days of 2017 the price of the United States currency in the domestic foreign exchange market went up, amounting by the end of the year to approximately ARS 18.60 per unit.

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macroeconomic context

outlook

For 2018 the dynamics of growth are expected to continue and the economy is expected to expand for the second consecutive year. The intensity of the economic activity expansion will depend, on the one hand, on the sustainability of the commercial partners’ recovery, and, on the other hand, on the development of households’ real wages, the granting of loans to the private sector, and the fiscal policy bias. In a scenario of higher expected growth for Brazil, slight real wage growth and real stability of public spending, the Argentine economy would grow around 3% - 3.5%. Thus, an increasingly consolidated economic recovery would push upward almost all the sectors of the economy, though not evenly: in general lines, it is expected that the most dynamic sectors in 2018 will be the same sectors that closed 2017 with their key indicators showing the best performance, such as the agricultural, chemical substances and agrochemicals, construction, steel, and automotive sectors.

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ARGENTINE ELECTRICITY MARKET

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ARGENTINE ELECTRICITY MARKET

LEGAL AND REGULATORY FRAMEWORK

As from the administrative reform and the privatizations provided for by the State Reform Law No. 23,696 passed in August 1989, there was a fundamental change regarding public services in Argentina. In general terms, a model in which public services were provided by the Federal Government was replaced by a model in which those services were mostly assumed by private companies.

In this context, the electricity sector was no exception. There was a radical transformation based on the vertical and horizontal disintegration of the business with direct consequences in the different stages leading to the supply of electric power. Thus, a system in which the Federal Government was exclusively in charge of the generation, transmission and distribution was replaced by a system in which those activities were separately undertaken by public and private companies, with the Federal Government maintaining a controlling and regulating role.

The privatization process was developed in accordance with a regulatory framework comprised essentially of Federal Law No. 24,065 and its Regulatory Decree No. 1,398/92, the express incorporation of public services to the Argentine Constitution as from the 1994 amendment, and several complementary regulations issued by both the Electric Power Secretariat and the ENRE.

The purpose of such regulations was not only to address the problems of the electricity sector, but also to establish the instruments to carry out the economic policy of subsequent governments. The privatization of the electric power services was carried out with a system in which the Federal Government assumed an active role in both the regulation and control of the generation, transmission and distribution of electricity, delegating to private companies the rendering of the services and giving way to the economic signals to be the stimulus for investments.

The objective of Federal Law No. 24,065 was to modernize the electricity sector by boosting the efficiency and the competition, enhancing the quality of the service and promoting private investments, thus drawing an unprecedented line in Argentina among the generation, the transmission and the distribution of electricity as different business activities and setting out the regulations applicable to each of these activities.

This law established that the services provided by the Company should be rendered at fair and reasonable rates that not only include, in the electricity sale price charged to customers, the acquisition cost of energy in the wholesale market, but also that allow for the generation of sufficient revenue to both cover operating costs, taxes and amortizations, and obtain a rate of return commensurate with the operating effectiveness and efficiency of the Company.

Furthermore, and as provided for in the aforementioned legislation, the concession agreements included an initial electricity rate schedule valid for a term of ten years, at the expiration of which the regulatory authority was required to set new rates for successive periods of five years.

However, with the passing of Law No. 25,561 (Economic Emergency and Foreign Exchange System Reform Law) at the beginning of January 2002, and the successive extensions thereof until December 31, 2017, the concession agreements for the provision of public services were to be renegotiated, and, among other issues, the rate adjustment mechanisms of goods, works or services were declared null and void, thus rendering ineffective the updating of rates mentioned in the preceding paragraph.

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ARGENTINE ELECTRICITY MARKET

As a result of the previously mentioned renegotiation process, on February 13, 2006, the Company and the UNIREN, entered into an Agreement for the Renegotiation of the Concession Agreement (the Adjustment Agreement), which provided for a Temporary Tariff Structure and the subsequent overall renegotiation of the concession agreement through the carrying out of a Tariff Structure Review process. With regard to this review process, in 2009 the Company submitted a rate structure proposal, as stipulated in the Adjustment Agreement, and complied with the ENRE’s requests for additional information thereon. As there were no new developments, and taking into account that the terms stipulated in the Adjustment Agreement had expired, the Company made administrative and judicial presentations in order for the ENRE to take the referred to process forward.

On December 16, 2015, the PEN issued Executive Order No. 134/15, which declared the state of emergency in the country’s electricity sector until December 31, 2017, and instructed the MINEM to prepare, launch and implement a plan of action for the electricity generation, transmission and distribution segments at national level with the aim of adjusting the quality and safety of the electricity supply and guaranteeing the provision of the electricity public service under adequate economic and technical conditions.

Within this context, on January 27, 2016, the MINEM issued Resolution No. 7/16, pursuant to which the ENRE was instructed to take all the necessary steps in order that the Company’s RTI could be conducted and become effective before December 31, 2016. Consequently, by means of ENRE Resolution No. 55/16, the Program for the Review of the Distribution Rate in 2016 was approved, setting forth the criteria and the methodology for the RTI process and its schedule, including the respective Public Hearing, with the steps prescribed thereunder having been carried out.

Finally, in the fiscal year being reported, on January 31, the ENRE issued Resolution No. 63/17, pursuant to which it determines the definitive Electricity Rate Schedules, the review of costs, the required quality levels and other rights and obligations that are to be applied and complied with by the Company as from February 1, 2017.

Subsequently, by means of several notes and resolutions, certain aspects related to the referred to Resolution have been regulated and/or amended, to wit:

  Service quality levels:

✓  discount crediting methods,

✓  penalty determination criteria,

✓  details and samples of the information to be sent to the ENRE,

✓  new penalty criteria related to Public Safety.

  Electricity rates:

✓  corrections of rate appendixes,

✓  procedure for the computation of the deferrals of the Company’s own distribution cost,

✓  permanent and free-of-cost supply of electric power to individuals who qualify as electricity dependent patients (Law No. 27,351);

✓  application of the Company’s Own Distribution Cost deferred to November 2017 and the non-automatic semi-annual adjustment mechanism of the Company’s own distribution cost.

✓  Specific Rate System for Public Welfare Entities (Lay No. 27,218)

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Notwithstanding all that which has been described, as of the date of issuance of this Annual Report, the definitive treatment to be given by the grantor of the concession to all those unresolved issues resulting from the non-compliance with the Adjustment Agreement, including the remaining balances and other effects caused by the partial measures adopted during the transition period, which in 2013 led the Company to bring a legal action for damages, is still pending definition.

CONCESsIoN

The concession was granted for a term of 95 years that may be extended for an additional maximum period of 10 years. The term of the concession is divided into management periods, a first period of 15 years and subsequent periods of 10 years each. At the end of each management period, the Class “A” shares representing 51% of the Company’s share capital, currently owned by EASA1, must be offered for sale through a public bidding.

It is worth pointing out that as a consequence of the Renegotiation of the Concession Agreement, in the framework of the Economic Emergency and Foreign Exchange System Reform Law 25,561, and complementary ones, the National Regulatory Authority for the Distribution of Electricity provided that the first management period set forth in the concession agreement will be regarded as fulfilled with the ending of the five-year rate period that began on January 1, 2017 when the Tariff Structure Review established in the Renegotiation Agreement became effective.

The Company has the exclusive right to distribute and sell electricity within the concession area to all the customers who are not authorized to obtain their power supply from the MEM, thus being obliged to supply all the electric power that may be required in a timely manner and in accordance with the established quality levels. In addition, the Company must allow free access to its facilities to any MEM agents whenever required, under the terms of the Concession.

The Company’s performance is subject to the terms and conditions of its Concession Agreement and the provisions of the regulatory framework comprised of Federal Laws Nos. 14,772, 15,336 and 24,065, Resolutions and Regulatory and Supplementary Regulations issued by the authorities responsible for this matter.

In this context, the Company is responsible for the provision of the public service of electricity distribution and sale with a satisfactory quality level, complying for such purpose with the requirements set forth in both the Concession Agreement and the regulatory framework, and carrying out the works and investments it deems suitable.

Failure to comply with the guidelines set will result in the application of fines, based on the economic damage suffered by the customer when the service is provided in an unsatisfactory manner, the amounts of which will be determined in accordance with the methodology stipulated in the concession agreement. The ENRE is the authority in charge of controlling strict compliance with the guidelines set.

1 In the process of merging with and into Central Térmica Loma la Lata S.A., which, in turn, is in the process of merging with and into Pampa Energía S.A.

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ARGENTINE ELECTRICITY MARKET

wholesale ELeCTRICity MArket

In August 1991, the Electric Power secretariat created the Wholesale Electricity Market, whose participants are the Distributors, Generators, Transmitters and Large Users, called Agents of the electricity market.

Additionally, the need to instantly match supply with demand and the impossibility of storing electricity leads to a centralized dispatch that determines where, who and how much will be generated at the same time. It is for this purpose that in July 1992, CAMMESA, the entity responsible for the wholesale market, is created.

Over the last years, the Federal Government modified the conditions originally established by means of different Resolutions, thus having nowadays a significant and decisive participation in the functioning of the MEM.

However, since 2016 the Federal Government has issued resolutions aimed at reducing subsidies and moving towards a more sustainable market situation.

Additionally, new laws and approved regulations affect and will affect market behavior in the next years.

In 2015, as from the passing of Law No. 27,191, by means of the National Program for the Promotion of Renewable Energy Sources, the share of renewable sources of energy in the national electricity grid is expected to increase progressively until it reaches 20% of the energy matrix by December 31, 2025.

These measures made it possible to meet the SADI’s record demands for power that have been repeatedly surpassed over the last three years, to such an extent that the last peak power demand recorded in February 2018 of 26,320 MW was fully met with local generation, making it unnecessary to import.

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ARGENTINE ELECTRICITY MARKET

In 2017, by means of Resolution No. 1,085/17, the Electric Power Secretariat modifies significantly the allocation of costs of the High Voltage and Extra High Voltage Transmission systems. The changes implemented, applicable as from December 1, 2017, are as follow:

▪  MEM generators no longer pay for the use of the transmission networks, except for the connection equipment entirely destined for each Generator;

▪  the total cost of each Transmitter is distributed among the users in its network, in proportion to their demand for energy, no longer applying the calculation methodology based on equipment use.

On December 27, 2017, Law No. 27,424 on Distributed Generation was published. The law provides for the legal and contractual conditions for the generation of renewable energy by the users of the distribution network for self-consumption and eventual injection of excess electricity into the grid.

CAMMESA

The operation of the MEM is managed by CAMMESA, the body in charge of the dispatch organized as a corporation (sociedad anónima), in which the Federal Government, through the SEE, owns 20% of its share capital. The remaining 80% is owned, in equal proportions, by the associations that represent MEM participants: Generators, Transmitters, Distributors and Large Users.

CAMMESA is a non-profit corporation that is responsible, since its creation, for the technical operation of the electricity system and the management of MEM transactions in accordance with the electricity regulatory framework and related regulations, which include, among other responsibilities, the following:

▪  determining the technical and economic dispatch of electricity in the national interconnection system (production schedule of all power generation plants of the power system to meet the demand),

▪  planning energy capacity needs and optimizing energy use pursuant to the regulations periodically issued by the SEE,

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▪  acting as agent of the various MEM participants,

▪  purchasing from or selling electricity to other countries by performing the relevant import/export operations,

▪  managing the availability of the generation system,

▪  supervising the operation of the term market and managing the technical dispatch of electricity in conformity with the agreements entered into in that market;

▪  managing the Supply and Trust Agreements for the new thermal and nuclear power plants, especially for non-conventional sources of energy or those works within the National Hydraulic Works Program.

The operating expenses of CAMMESA are covered by mandatory contributions made by all MEM participants.

During the last years, due to the imbalance between production costs disbursed and the amount collected from the Agents for their demand through prices that do not cover said costs, the MEM lost its economic self-sustainability. The operating deficit of the MEM’s power and energy compensation funds and accounts has been financed by the Federal Government through loans granted to CAMMESA. This situation is being gradually rectified by reducing government grants to the demand.

mem PARTICIPANTS

The main MEM participants are the companies engaged in the generation, transmission and distribution of electricity, and, to a lesser extent, large users and electricity brokers.

✓  Generators

In Argentina, there are more than one hundred generation companies, there are fewer auto-generation companies, and just a few co-generation companies, most of which operate more than one generation plant. As of December 31, 2017, the installed capacity amounted to 36,505 MW, 62.7% of which derived from thermal generation, 30.4% from hydraulic generation, 4.8% from nuclear generation and 2.1% from non-conventional sources of energy.

✓  Transmitters

Electricity is transmitted from power generation plants to distribution companies through the high voltage electricity transmission system. Transmission companies do not engage in

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ARGENTINE ELECTRICITY MARKET

purchases or sales of electricity, their service is governed by the Electricity Regulatory Framework and related regulations issued by the competent authority. The majority of the system is owned by Transener S.A., a company indirectly and jointly controlled by PESA. Regional transmission companies own the remaining portion of the Sub-transmission.

✓  Distributors

Each distribution company supplies electricity to customers and operates the related distribution network in a specific geographic area pursuant to a concession agreement, which provides, among other things, for the concession area, the quality of service required, the electricity rates to be paid by customers for the distribution service and the obligation to satisfy the demand. The ENRE monitors compliance by distribution companies, edenor and Edesur S.A. with the provisions of the respective concession agreements and with the Regulatory Framework Law No. 24,065.

✓  Large Users

The MEM classifies Large Users of energy into three categories: Major Large Users (GUMA), Minor Large Users (GUME) and Particular Large Users (GUPA). At present, each of these customer categories purchases its energy demand directly from CAMMESA. Agreements between parties (Generator and Large User) are only limited to the Energy Plus segment with respect to the demand exceeding the base demand, i.e. the amount of energy the customer consumed back in 2005.

In 2017, by means Resolution No. 281-E/17, the MINEM laid down the Regulations for the Renewable Energy Term Market, which set forth the commercialization and administration charges payable by Large Users who opt for the joint purchase of renewable energy managed by CAMMESA. The Large Users who choose this option are allowed to enter into a Supply Contract without having to incur the expenses associated with the joint purchase mechanism.

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DESCRIPTION OF OUR MANAGEMENT ACTIVITIES

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DESCRIPTION OF OUR MANAGEMENT ACTIVITIES

In this chapter, we will comment on the main new developments, progress and achievements made throughout 2017 in terms of management.

As an introduction and for the sake of a better understanding of our management, we must mention the key values that are inherent to our Company based on which all of our activities are carried out:

BUSINESS MANAGEMENT

DEMAND FOR ELECTRICITY

In contrast to what had happened in 2016, the demand growth rates moved backwards. This effect correlates with the decrease in the MEM’s demand, and can be explained by the combination of three effects: temperature, price elasticity, and the level of economic need in certain sectors of the economy.

The Company’s demand for electricity as of December 31, 2017 amounted to 25,950 GWh, which represents a 3.3% decrease as compared to that of 2016, whereas the MEM’s demand amounted to 132,426 GWh.

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Additionally, in 2017 the Company’s maximum value of power amounted to 4,985 MW -2% higher than that of 2016-, whereas the highest peak recorded by the MEM was 25,628 MW. On February 8, 2018, a new peak power record of 26,320 MW was recorded in the SADI.

Furthermore, according to the data provided by CAMMESA, the MEM’s installed capacity as of December 31, 2017 amounted to 36,505 MW.

The evolution of power is the following:

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ENERGY SALES

In 2017, the amount of energy sold amounted to 21,503 GWh, which represents a 3.4% decrease as compared to 2016. The graph below shows the evolution of sales over the last 5 years.

ENERGY COST

In Argentina, most of the electricity generated in 2017, as in previous years, was of thermal origin. The energy consumed during 2017 was supplied by the following sources: fossil fuels (oil, natural gas and coal) 62.7%, hydroelectric 30.4%, nuclear 4.8% and renewable sources (wind and solar photovoltaic) 2.1%.

There was a reduction in the use of fuel oil and diesel fuel as a primary source, which generated lower production costs as compared to previous years due to the progressive increase in the use of natural gas to supply generation of thermal origin. Natural gas consumption increased 1.8% as compared to 2016.

Furthermore, the supply of natural gas allocated to the electricity sector was slightly higher than that of 2016, being insufficient to satisfy the increased demand of thermal power plants in winter. Therefore, imports from Bolivia and Chile increased.

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As from February 1, 2017, by means of Resolution No. 20/17, the MINEM adjusted the price paid by Distributors to CAMMESA as seasonal demand, setting new values for each demand category. Subsequently, as from December 1, 2017, prices were adjusted, in accordance with the provisions of Resolution No. 1,091/17 issued by the SEE, and a new stabilized reference value of energy and power was defined. Finally, with the definition of the new stabilized transmission price, the cost of transmission in the purchase price began to have greater significance.

In 2017, the Company purchased the total amount of energy in the market at an average annual monomic price of ARS 569.61/MWh.

The evolution of the average purchase price for the Company over the last years is shown in the following graph:

In 2017, the allocation of High-Voltage transmission costs was modified. On November 30, the SEE issued Resolution No. 1,085-E/17, which provides for a new methodology for the allocation of transmission costs. As from the issuance of the aforementioned Resolution, these costs are evenly distributed among all the MEM’s demand for energy and allocated among the agents according to their demand.

ENERGY LOSSES

The Mobile Annual Rate of total losses2for 2017 amounted to 17.1%, thus maintaining the levels recorded in the previous year. It is important to point out that the actions carried out in 2017 made it possible to put a stop to the increasing level of losses sustained during the last years.

In Regions II and III, new shantytowns continue to appear, along with the growth of the existing ones. The theft of energy in these areas is still the main factor behind the increase in total losses.

In 2017 a decision was made to substantially increase the installation of self-managed meters (Integrated Electricity Meter – “MIDE”), according to a plan that consists in the installation of 250,000 meters in a period of 3 years. The plan is aimed at normalizing clandestine customers, inactive customers and chronic delinquent customers. In 2017, 48,560 MIDEs were installed, whereas the remaining amount of meters included in the plan will be installed in 2018 and 2019. MIDE meters have more than 95% acceptance, are installed pre-charged with 150Kw and allow people with irregular income to recharge their meters at the lowest electricity rate (social tariff), self-administer energy consumption, be customers of edenor, have their bills and be provided with the same service as that provided to customers with conventional meters.

2 Technical losses: those that are the necessary consequence of electricity transmission and distribution.

Non-technical losses: those due to theft, bad installation or flaws in measurements that prevent the correct measurement of customer consumption.

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Additionally, anti-fraud control operations carried out in those neighborhoods where fraud is most likely to occur increased, continuing at the same time with the campaigns in gated communities, shopping malls, and new buildings.

In 2017, 81,911 inspections of tariff 1 (small demand) meters were carried out with 42.4% effectivity, which implies a 26% increase as compared to those carried out in 2016. As for energy recovery, in addition to the normalization of customers with MIDEs, 2,181 clandestine customers and 396 inactive customers with conventional meters were normalized.

The actions developed in the field and the implementation of inclusion plans, such as the MIDE, allowed for the reversal of the growing trend in energy losses sustained over the last years, even in a context of rate increases.

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DESCRIPTION OF OUR MANAGEMENT ACTIVITIES

ELECTRICITY RATES

On January 31, 2017, the ENRE issued Resolutions Nos. 63/17 and 92/17, which determined the Electricity Rate Schedules resulting from the RTI, which included the review of costs, the required quality levels and all the other rights and obligations that are to be applied and complied with by the Company as from February 1, 2017.

As instructed by the MINEM, the increase in the VAD resulting from the RTI process and applicable as from February 1, 2017, was limited to a maximum of 42% vis-á-vis the VAD in effect at the date of issuance of the aforementioned resolutions, with the remaining value of the new VAD being applied in two stages, the first of them in December 2017 and the last one in February 2018.

The difference in the VAD generated by the application of the gradual rate increase recognized in the RTI is incorporated into the VAD in 48 installments as from February 1, 2018.

Subsequently, the SEE issued Resolution No. 20-E 17, which provides, among other things, for the following:

▪   The MEM summer rescheduling relating to the February 1 - April 30, 2017 period, setting the reference price of power at ARS 3,157/Mw-month, and making a distinction between the reference prices of energy applicable to customers with supplies higher than 300 kW at ARS 1,065/MWh and at ARS 634/MWh for other customers;

▪   Discount scales on the price of energy based on energy-savings recorded by customers as compared to the consumption recorded in identical periods of 2015:

✓  Residential customers

➢  10% energy savings, 25% discount;

➢  20% energy savings, 50% discount;

✓  Customers framed under the Social tariff

➢  Total subsidy of 150 kWh/month

➢  If energy savings are recorded, 85% discount.

➢  If no energy savings are recorded:

•      Consumption below 600 KWh/month – at a price of ARS 317/MWh;

•      Consumption above 600 KWh/month – at a price of ARS 634/MWh.

▪   The definition of a new residential customer category, called electricity dependent for reasons of health, for whom the following values were fixed: a price of ARS 0/MWh for the first 600 KWh consumed in the month, a value of ARS 317/MWh for excess consumption of up to 450 kwh/month, and of ARS 634/MWh for consumption exceeding 1,050 KWh/month. In the case that these customers reduce their consumption as compared to that of 2015, the value was set at ARS 92/MWh. The treatment to be given to this customer category was subsequently adapted with the passing of Law No. 27,351, which, among other things, creates the Registry of Electricity Dependent for Reasons of Health, establishes the free of charge provision of the service to those users who are registered with the registry, and instructs distributors to install an alternative energy supply system if so required by registered customers that meet certain requirements.

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▪  A new FNEE value of ARS 15.5/MWh, to be transferred to rates.

▪  A 37.5% discount on consumption of February 2017, applicable to seasonal prices.

During the second half of 2017, and in compliance with the terms of the concession agreement, the Company, in several presentations made to the ENRE, proposed, for approval purposes, the electricity rate schedules to be applied from August 1, 2017 and from November 1, 2017, the computation of ex-post adjustments from cost differential not transferred to rates, and the 11.6% variation recorded in the CPD, related to the January-June 2017 period, to be applied as from August 1, 2017.

Additionally, on October 31, 2017, the ENRE, as instructed by the MINEM, postponed until December 1, 2017 the application of the CPD increases originally planned by the RTI for August 1, 2017 and November 1, 2017, but without affecting the distributors’ income.

Finally, on November 30, 2017, by means of Resolutions Nos. 603/17 and 624/17, the ENRE set the new electricity rate schedule applicable to December 2017 and January 2018, which includes:

▪  the change in seasonal prices,

▪  the transmission cost;

▪  the energy saving targets and discounts according to the stimulus plan, in accordance with the provisions of SEE Resolution No. 1,091/17,

▪  the CPD retroactive values and the adjustments thereof for the August-November 2017 period.

▪  new system of discounts for the social tariff on the stabilized energy price in the MEM.

▪  energy saving discount system for residential users.

The aforementioned SEE Resolution No. 1,091/17 provided for the reference price of power, the stabilized price of energy and the stabilized price for transmission for the December 2017–January 2018 and February-April 2018 periods. For both periods, the reference price of power was set at approximately ARS 3,157/MW-month and the stabilized price for transmission through the extra high-voltage system at ARS 44/MWh and through the trunk line distribution per distributor at a price, in the case of edenor, of ARS 1.1/MWh.

With regard to the reference prices of energy, a distinction was made between those applied to customers with supplies higher than 300 kW of power at ARS 1,395.5/MWh for both periods, and at ARS 879.9/MWh for the other customers during the December 2017–January 2018 period, and ARS 1,080.5/MWh for the other customers during the February-April 2018 period.

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DESCRIPTION OF OUR MANAGEMENT ACTIVITIES

▪   Position of the electricity rate in the international market:

The following histograms show a comparison of the Company’s electricity rates with those in effect in the international market:

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DESCRIPTION OF OUR MANAGEMENT ACTIVITIES

▪ COMMERCIAL MANAGEMENT

CUSTOMERS

As of December 31, 2017 the Company’s customers total 2,950,000. The evolution over the last five years is as follows:

Customer service

The Company attends its customers through 27 commercial offices, the Call Center, via Web, edenordigital (the application for smart devices), the Chatbot system, Twitter, Facebook, and SMSs, and responds to the Regulatory Entity’s requests concerning safety in streets and public spaces and outage reports.

With the aim of detecting customer needs and in order to measure their degree of satisfaction with the service, the Company conducts different surveys:

▪  of general satisfaction, to measure customer of the different rate categories satisfaction concerning different aspects of the service, assessing technical and commercial attributes;

▪  of processes, to know the satisfaction of customers who get in contact with the Company in different processes, such as new electricity supplies, commercial and technical (with and without electricity supply) claims, assistance received in commercial offices and call centers, delinquent payments and safety in streets and public spaces;

▪  CIER regional survey, to measure residential customer satisfaction, allowing for the comparison of the attributes of the service with those of distribution companies from different countries of South and Central America; and

▪  Mystery Shopper, to know the satisfaction index with the assistance received in commercial offices.

In order to assess our commercial management we used different indicators, to wit:

Response to claims: as from the effective date of the RTI, the commercial quality indicators were substantially changed so as to direct efforts towards the suitable adapting of the

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DESCRIPTION OF OUR MANAGEMENT ACTIVITIES

commercial offices in order to guarantee a fast and efficient customer service. In this regard, we have improved our indicator by 17% as compared to the previous year, achieving a 93.6% level of compliance.

New electricity supplies: the Company’s target time to respond to customer requests for new electricity supplies is more demanding than the one fixed by the regulation. Although the regulation states that the time limit for the installation of new electricity supplies shall not exceed 5 working days from the last step in the application for service process to meter installation in the case of customers under the network or shall take from 15 to 30 days in the case of customers with no network, the Company has elected to measure the time from the commencement of the application process to the definitive connection. This indicator improved 30%, with the average number of days between the commencement of the application process and the activation of the service amounting to 6.1.

Call Center: in order to continue to respond to the needs raised by our customers, the personalized calls answered indicator, which measures the percentage of personalized calls over the total number of calls, increased 5% as compared to the values recorded in 2016.

Customer satisfaction: in 2017, residential customer satisfaction stood at 71.9%, with the electricity supply service ranking fourth compared to other public services, which represents a 2.9% increase as compared to 2016. It is expected that the actions and implementation plans will allow us to maintain this positive trend as compared to the previous year.

            The graph below shows the evolution of the indicator over the last five years:

Additionally, the survey on the quality of the customer service provided by the commercial offices was conducted for the fourth consecutive year using the mystery shopping technique, obtaining a result of 8.6. This index is exempt from the factors that influence the consumers’ replies on their perception of satisfaction, and is obtained from the assessment of four aspects of customer attention, as indicated in the chart below:

.

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Other improvements made

In 2017 the Company implemented:

▪  customer service through Facebook and Twitter;

▪  an automatic inquiry channel, smart Chatbot;

▪  a take-a-turn system that allows for the registration of all the customers who come into the commercial office, identifying the type of procedure/problem and the sector responsible for dealing with it.

▪  rebranding of the following commercial offices: Bulnes, Vicente López, San Fernando, Tigre, Escobar, San Justo, San Martin, Pilar and Tres de Febrero.

▪  Installation of drop boxes in all the Commercial Offices for the carrying out of procedures with no wait times.

▪  Installation of self-managed meters.

READING, BILLING AND COLLECTING

In 2017, the implementation of the remote meter reading system for the tariff 3 (high demand) and tariff 2 (medium demand) customer segments has gradually begun.

Furthermore, with the coming into effect of the RTI and with the purpose of providing T1 (small demand) customers with more timely information about their consumption and facilitating the payment thereof, as part of the measures aimed at the restructuring of the electricity sector, a system was implemented for the monthly billing of the consumption measured every two months, dividing for such purpose the bimonthly consumption into two similar monthly periods.

Additionally, and with the purpose of measuring the number of actual readings based on which the service is billed, a maximum of 2% of estimated bills over the total number of bills issued for each electricity rate category was set as global indicator. The Company complied with this indicator and improved it to an average of less than 1% in 2017.

In 2017, the amount of payments received doubled due to the implementation of the monthly bill as from February 1, 2017. The graph below details collections made through the different channels:

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DELINQUENT PAYMENTS

It is the group of activities aimed at ensuring the collection of our customers’ bills after the established due dates. These activities are comprised of electric and non-electric actions, out-of-court debt collection procedures, such as information search, demand for payment notices, and creditworthiness analysis, and judicial debt collection procedures.

In 2017, the delinquent payment level recorded an increase in pesos of 58% as compared to 2016, due to the electricity rate increase applied in 2017, which raised the amount of the average balance per customer. However, in equivalent days it decreased from 14.27 to 11.36, inasmuch as the annual mobile billing grew proportionately more than the average balance per customer.

Throughout 2017, several actions were performed to reduce unpaid balances, among which the following can be mentioned:

▪  suspension of the electricity supply service to customers with significant outstanding balances;

▪  special notices prompting payment;

▪  personalized calls to negotiate and prompt payment;

▪  management and follow-up plans;

▪  more flexible payment plans;

▪  management of inactive accounts.

The evolution of the delinquent payment balance, measured in average days delinquent, over the five years is as follows:

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TECHNICAL MANAGEMENT

edenor’s network

The system through which the Company supplies electricity is comprised of 78 HV/HV, HV/HV/MV and HV/MV transformer substations, which represents 16,999 MVA of installed power and 1,462 kilometers of 220 kV, 132 kV and 27.5 kV high-voltage networks. The MV/LV distribution system is comprised of 17,673 MV/LV transformers, which represents 7,746 MVA of installed power, 10,742 kilometers of 33 and 13.2 kV medium-voltage lines, and 26,815 kilometers of 380/220 V low-voltage lines.

            The table below shows the most significant data related to the transmission and distribution system for the last five years:

EDENOR Lines
	2013	2014	2015	2016	2017
Kilometers of transmission lines
High voltage	1,396	1,410	1,438	1,452	1,462
Medium voltage	9,738	9,978	10,216	10,437	10,742
Low votage	25,806	26,030	26,248	26,549	26,808
Total	36,940	37,418	37,902	38,438	39,012
Installed Power (MVA)
High voltage / High voltage	7,908	7,828	8,128	8,428	8,728
High voltage / Medium voltage	6,991	7,131	7,711	7,791	8,271
Medium voltage / Low voltage and Medium voltage / Medium voltage	6,505	6,897	7,168	7,668	8,035
Total	21,404	21,856	23,007	23,887	25,034

Investments

Investments made in 2017 amounted to ARS 4.1 billion. The execution of investment projects was given priority over any other disbursements as a way to maintaining the provision of the public service under safe conditions.

In order to meet the demand, the majority of the investments were aimed at increasing facility structures, reinforcing existing facilities, and connecting new electric power supplies.

Additionally, the Company continued to make investments aimed at improving not only the service and technical product quality but also environment protection and public safety.

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In comparative terms, there has been a significant increase in the level of investments over the last years. The following graph shows this evolution:

The main works performed in 2017 were as follow:

Transmission structure

The Company’s HV transmission network takes power mainly from the Argentine Interconnected System (SADI) through the Rodríguez Substation, Ezeiza Substation, Puerto Nuevo and Nuevo Puerto thermal power plants, and Costanera Substation; additionally it exchanges power with other companies at transmission and distribution level.

ANNUAL REPORT

DESCRIPTION OF OUR MANAGEMENT ACTIVITIES

With the aim of improving the quality of the service and meeting the growth in demand of the last years, significant works were carried out in the High-Voltage network, among which the following are worth mentioning:

▪   Commissioning of a 220kV underground electrical transmission line between Malaver interconnection post and Malaver Substation, increasing transmission capacity between Morón and Malaver Substations in 450 MW.

▪   Carrying out of works to link the local New Thermal Generation to Matheu, Zappalorto and Pilar Substations, with a global installed capacity of 420 MW.

▪   Replacement of an overhead line section of the 132 kV electrical transmission line that links Matheu and José C. Paz Substations for underground cable.

▪   Continuation of expansion works of the 500/220 kV Rodríguez Substation to increase its capacity in 800 MVA.

▪   Continuation of both expansion works of the 220/132 kV Ezeiza Substation to increase its capacity in 300 MVA, and laying of new 132 kV electrical transmission lines between this substation and El Pino Substation.

▪   Commencement of works of the new 132 kV electrical transmission line that will link Casanova and San Justo Substations.

▪   Commencement of works of the new 220 kV electrical transmission line that will link Malaver and Edison Substations.

▪   Commencement of works for the renovation of the 132 kV underground electrical transmission lines that link Puerto Nuevo and Melo Substations with Colegiales Substation.

Subtransmission structure

Works performed:

▪   Completion of the new 132/13.2 kV 2 x 80 MVA Aniversario Substation.

▪   Completion of the new 132/33/13.2 kV 4 x 40 MVA Gaona Substation.

▪   Expansion of the 132/13.2 kV Rotonda Substation, replacing two 40 MVA transformers for two 80 MVA transformers.

▪   Commissioning of a new provisional 40 MVA transformer in José C. Paz Substation, and continuation of construction works of the new 132/13.2 kV 2 x 80 MVA Substation.

▪   Replacement of a 132/13.2 kV 40 MVA transformer in Victoria Substation for a 132/13.2 kV 80 MVA transformer, and commencement of installation works of a new medium-voltage switchboard.

▪   Continuation of renovation and expansion works of the 132/13.2 kV Urquiza Substation with a capacity of 120 MVA, bringing into service the first 40 MVA transformer.

▪   Continuation of installation works of the new 132/13.2 kV Aguas Substation with a capacity of 100 MVA, commissioning its 132 kV connection.

▪   Continuation of expansion works of the 132/13.2 kV Pantanosa Substation to increase its capacity in 40 MVA.

ANNUAL REPORT

DESCRIPTION OF OUR MANAGEMENT ACTIVITIES

▪   Continuation of construction works of the new 132/13.2 kV 2 x 80 MVA Aeroclub Substation.

▪   Commencement of installation works of a new medium-voltage switchboard in Matheu Substation.

Distribution Structure

Works performed:

▪   Installation of 55 new feeders in new and existing Substations.

▪   Closures between medium-voltage feeders of substations, installation of 513 new medium / low-voltage transformer centers and 664 power increases, which resulted in a net increase of installed power of 334 MVA.

Network improvement

The improvements made comprised all voltage levels. The most significant ones are detailed below:

▪   High-voltage network: replacement of 132 kV and 220 kV disconnectors. Replacement of 132 and 220 kV line protection switchboards.

▪   Medium-voltage network: replacement of circuit breakers in substations and installation of internal arc protections in switchboards. Commencement of works to replace switchboards in Del Viso and Migueletes Substations. Significant replacement of old technology underground network, change of medium and low-voltage transformers, and change of equipment in transformer centers.

▪   Low-voltage network: replacement of underground and overhead network. Reinforcement of network with product quality problems.

Investment actions

In order to improve service and product quality, comply with the Electrical safety in streets and public spaces plan, expand the MV and LV Network, comply with new electricity supply requests and accompany the demand for electricity, several investment actions were carried out, among which the following can be mentioned:

Activity	Projects	Unit	Total
Electricity distribution projects	New electricity supplies	Number	1,569
	Network structure and improvement work	Number	1,797
	Other projects	Number	141
New electricity supplies	New electricity supply connection with associated works	Cases	2,157
	New electricity supply connection from the existing network	Cases	49,926
Improvements	Adjustments and improvements related to critical transformer centers	CCTT	664
	Replacement of obsolete technology MV conductors (API)	Km	54
	Replacement of MV bare lines with covered ones	Km	20
Structure	Assembly of new transformer centers	CCTT	513
Other	Installation of self-administered meters	Meters	48,560
	Special plan to replace poles	Poles	35,250

ANNUAL REPORT

DESCRIPTION OF OUR MANAGEMENT ACTIVITIES

DISTRIBUTION TECHNICAL MANAGEMENT

In 2017 progress continued to be made in different plans aimed at improving productivity and efficiency in operation and maintenance processes:

▪   Recomposition of work teams.

▪   Minimization of the time spent in preparatory and concluding activities in the area of work.

▪   Multifunction approach for technical and commercial work teams.

The centralized high-voltage dispatch was created, with the low, medium and high voltage dispatch operating from the control center.

PREVENTIVE AND CORRECTIVE MAINTENANCE

            The following table details the different actions performed:

Actions	Concept			Unity	2017

MV-LV Preventive Maintenance	Inspections	Ocular	Platforms	Units	8,528
			Lines (simple and profound)	Km	80,201
			C/E, CTA, CTP (profunda)	Units	8,587
		Thermographic	Chambers, platforms and terminals	Units	1,889
	Adaptations	Poles, protection / maneuver equipment		Element	24,550
		Replacement of conductors		Mts	26,287
		Tree pruning		Units	116,945

MV-LV Corrective Maintenance	Claims in overhead and underground networks			Units	360,640
	Replacement / adequacy of poles			Units	43,198
	Repair of splices, terminals and torpederos			Units	11,847
	Repair of protection and maneuver equipment in chambers and platforms			Units	6,445
	Tree pruning			Units	36,480
	Replacement of transformers damaged in chambers and platforms			Units	839
	Replacement and adequacy of conductors			Mts	558,619

Maneuvers	Planned interventions in HV/MV networks			Documents	9,600
	Forced interventions in HV/MV networks			Documents	9,480

REMOTE CONTROL AND REMOTE SUPERVISION

In 2017 significant progress was made with the plans for the remote control and remote supervision of the MV network. The following achievements were made:

▪   450 remote control operating points in the MV distribution network.

▪   453 additional remote control points with power equipment.

▪   2,200 remote supervision operating points.

ANNUAL REPORT

DESCRIPTION OF OUR MANAGEMENT ACTIVITIES

RESEARCH AND DEVELOPMENT

In 2017, the Company personnel actively participated in different international congresses related to the electricity activity, where several presentations were made concerning improvements and new developments, among which the following can be mentioned:

▪   Improvements in the cleaning, washing and lubrication process of transformer centers in service.

▪   ISO 17,025 accreditation of the laboratory for dielectric tests.

▪   Fault reduction in distribution networks through live-line working.

Additionally, the Company, together with the National Technological University and Transener S.A., is working on a monitoring system that allows for the detection and location of partial discharges in 132 KV substations.

LOGISTICS AND SERVICE MANAGEMENT

Fleet

In 2017, and in line with the process to increase operating productivity, the Company’s fleet increased 9% as compared to 2016, with a total amount of 1,325 vehicles as of December 31, 2017.

Additionally, a new satellite tracking system provided by the company Ituran was installed. The system improves and promotes productivity analysis, crew and route optimization, driving profile analysis, fuel consumption, and fleet use.

QUALITY MANAGEMENT

Service quality

The first six-month period of the RTI’s five-year period (2017-2021), in which the new Sub-Appendix IV of the Concession Agreement provided for by the Tariff Structure Review becomes applicable, began in March 2017.

In addition to the service quality control per district and town requirement, a quality path with increasing demands is implemented, not only for interruption frequency limits and admissible interruption duration but also for the cost of energy not supplied.  Additionally, an automatic penalty mechanism was implemented in order that the discounts for deviation from the established limits can be credited to customer accounts within a term of 60 days after the ending of the six-month control period. As for the values of the definitive penalties, the ENRE’s decision concerning each six-month period reporting is required.

ANNUAL REPORT

DESCRIPTION OF OUR MANAGEMENT ACTIVITIES

The Tariff Structure Review set in motion a rate recovery process. The annual service quality indicators have begun to show a downward trend thanks to the investment actions and the actions performed on network maintenance and operation. The average interruption frequency and the total interruption duration over the last five years are detailed below:

Affecting the Customer (*)	2013	2014	2015	2016	2017
SAIFI (times)	8.29	9.13	8.89	8.98	8.80
SAIDI (hours)	29.66	31.46	27.22	26.93	25.18

(*) A.A.R at november of each year.

Product quality

With regard to product quality, the new regulations provided for a quality path for the RTI five-year period, 2017-2021. Although voltage deviation limits for MV and LV supplies have been replaced by a single limit of 8%, maintaining the 5% limit exclusively for HV, the cost of energy supplied in bad conditions is increased throughout the path for both voltage levels and disturbances.

In addition to the minimum monthly amount required by regular measurement campaigns, the new regulations provided that all measurements in points selected by the ENRE and in network disturbances showing deviations for which penalties had been imposed at the beginning of the RTI five-year period, were to be remeasured in a maximum period of two years as from that date.

TELECOMMUNICATIONS AND INFORMATION TECHNOLOGY MANAGEMENT

Taking into account the current and future challenges faced by the Company and as part of the digital transformation process underway, in 2017 certain aspects related to the Telecommunications and Information Technology strategy were adapted.

In this regard, changes began to be made to the operational model through the redefinition and creation of new roles, the incorporation of agile methodologies and the optimization of the main processes.

Data management

In 2017, the Company began working on the development of a new governance and data management model that will be implemented during 2018. The model will gradually allow for the incorporation of analytical tools to use large amounts of data because, as more devices are connected to the power network and as the Company’s presence in social networks grows, the volume of structured and non-structured data will increase exponentially, requiring an efficient management that proposes and develops more sophisticated analytical tools and skills.

ANNUAL REPORT

DESCRIPTION OF OUR MANAGEMENT ACTIVITIES

Cybersecurity

In 2017, the Company assessed the cybersecurity in critical operational infrastructures, contrasting it with the standard applicable to electricity distributors in the United States (NERC CIPS). Based on the results obtained, a multi-year mitigation plan was launched.

Additionally, new specialized roles were incorporated and a Cybersecurity Committee, comprised of the members of the Steering Committee, was created, whose mission consists of monitoring compliance with the plan and ensuring that the most relevant aspects of IT security and business continuity are considered. The “anticipatory” capacity against security threats in the Company’s networks, IT infrastructure, and systems was increased, monitoring, detecting and acting proactively thanks to the implementation of a new security events monitoring system with Splunk technology.

Commercial processes

The Visión 360 program was launched. It consists of a series of projects that incorporate new customer relationship technologies that seek to have a unique vision of the customer, regardless of the channel of contact, under the omnichanneling concept. In agreement with this line, a project was launched for the technological upgrading of the Oracle CC&B billing and commercial management platform. It is expected that a new set of technologies that optimize customer experience and service will be implemented in 2018. At the same time, in order to minimize waiting times, automatic take-a-turn ticket dispensers were installed in our commercial offices.

Operational processes

In 2017, seeking to reduce service restoration time in the event of faults and improve the quality of the service, the plan for the remote connection and control of transformer centers continued to be carried out. More than 300 transformer centers were connected, amounting to a total of more than 600 connected transformer centers.

Supply and logistics processes

These processes were modernized with a new SAP module to make the management of warehouses more efficient, the SAP Warehouse Management

This implementation makes it possible to direct and control the flows of materials and resources in the central warehouse. In 2018, an integrated supplier management model that allows for the development of methodologies and tools for self-registration, selection, and assessment of suppliers will be implemented.

Infrastructure

In terms of telecommunications and data processing, in 2017, the capacity of the Company’s corporate backbone network increased tenfold through new fiber optic links. This type of capacity also reached several of our commercial offices.

ANNUAL REPORT

DESCRIPTION OF OUR MANAGEMENT ACTIVITIES

Furthermore, 110 km of optical fiber were brought into service, in addition to the 880 km that are already operational. This expansion significantly improves the communication between the different buildings, commercial offices and substations, and prepares the Company for the development of a future smart grid3. In 2018, the optical fiber network will continue to be expanded in pursuance of the goal of 1,500 km of optical fiber in service.

Additionally, the first consolidation stage of mission-critical applications on a new virtual server architecture was carried out. In 2018, an integral application and infrastructure availability and performance monitoring model will be developed in order to anticipate possible contingencies that might affect the normal operation of the business and the productivity of the personnel.

HUMAN RESOURCES MANAGEMENT

Collective bargaining agreements

The Company’s labor relations with its employees are reflected in the collective bargaining agreements entered into with the Sindicato de Luz y Fuerza (Electric Light and Power Labor Union) (production personnel) and the Asociación del Personal Superior (Association of Supervisory Personnel) (supervision personnel).

Although the terms of the Collective Bargaining Agreements (CCTs) approved by the competent authorities have expired, the working conditions arising therefrom continue to apply until the signing of a new agreement by virtue of the provisions of Section 12 of Law No. 14,250, pursuant to which a collective bargaining agreement shall remain valid after its expiry if it is not renewed.

Furthermore, the Company has entered into several agreements with the aforementioned unions with the purpose of improving the productivity, efficiency, and the integral application of multi-functionalism and multi-professionalism in the development of the tasks of personnel posts in order to increase the quality levels of the service provided to customers.

Adding to these aspects are the incorporation and adoption of technology and the introduction of changes in organizational structures, work plans and management systems, including the realignment of positions and responsibilities that allows for the optimization of the Company’s human resources in the different operation areas.

Our employees

The following graph shows the evolution and breakdown of our active employees:

3 Electric Smart Grid

ANNUAL REPORT

DESCRIPTION OF OUR MANAGEMENT ACTIVITIES

With regard to the incorporation of personnel, the Young Engineers and the Young Technicians programs, the Internship Program for university students, and the Internal Recruitment Program continued to be applied.

As for the Young Engineers Program, in 2017, the year in which the program marked its 6th edition, 32 graduates from the engineering major were incorporated with an induction training to help them know the business more assertively and quickly. The young engineers received the assistance of mentors in order to enrich the experience in their roles, accompany them in their development and extend their vision of the Company’s culture and business.

Additionally, as part of the Young Technicians Program, 116 graduates from the technical schools of the concession area were incorporated as members of the mobile teams to perform tasks in the energy distribution and transmission areas.

With regard to the Internship Program, in 2017, 26 new interns participated in the program, ending the year with a total of 34.

In 2017, the Knowledge Management Project, which seeks to reinforce technical knowledge, improve and incorporate new technologies in the carrying out of tasks in the electric power network, began to be designed.

The Leaders Program, which was addressed to more than 800 people from all the levels of leadership of the organization, continued for the third consecutive year deepening self-knowledge as leaders and providing all the necessary tools in order for our teams to work in the organization with shared objectives and through collaboration networks for the achievement of results. This new edition, designed in conjunction with Di Tella University and a consultant expert in education, included leadership-related topics and practices.

Concerning Development, the staff promotion process was redefined consolidating the criteria, requirements and steps to be followed in staff promotion, seeking to detect and promote development and talent in the organization.

Furthermore, the first edition of a Mentoring Program was launched with the purpose of accompanying the development and performance of Young Professionals who joined the company in the last few months.

In 2017, different programs aimed at identifying key talents and successors began to be developed in order to create a development-oriented culture that supports organizational leadership and business results. Along this line, Individual Development Plans were implemented.

Type of training	Assist	Hours completed
Technical training	4,277	53,386
Integrated Magnament System	3,326	19,088
Management	883	22,935
Professional updating	505	6,535
Total	8,991	101,944

.

ANNUAL REPORT

DESCRIPTION OF OUR MANAGEMENT ACTIVITIES

Collective bargaining negotiations

With regard to wage agreements, the collective bargaining agreements entered into in 2016 continued to be in effect through June 2017.

The terms and conditions of the new wage agreements, effective as from July 2017, are described in Note 5.2 to the Financial Statements.

“Integrated” Platform

In 2017, the Company launched the “integrated” human resources management platform, which is an open and collaborative platform that not only combines and integrates several information systems into one single management space, but also seeks employee self-management and decentralization and empowerment of leaders over the management of their work teams.

Among the integrated modules and tools the following can be mentioned:

▪  We manage: administration and self-management of information, applications and inquires.

▪  We choose: publication and management of employee recruitment.

▪  We connect: benefits, integration, and communication space.

▪  We prevent: personnel health and safety management.

▪  We enhance: performance management process to become main players in the achievement of the Company’s results.

▪  We learn: acquisition of knowledge and skills, and continuous learning management.

▪  We acknowledge: access to the program aimed at the acknowledgement of outstanding management activities.

Internal communication and Work environment

In connection with the work environment, our actions were aimed at strengthening the personnel’s sense of belonging and closeness to the different areas and organizational levels, communicating the Company’s significant aspects through the “Communication Meetings” Project. Furthermore, a new edition of the Organizational Climate Survey, whose structure was based on different factors that allowed for the gathering of information on the level of commitment, the support provided by the organization, and the effectiveness to achieve business results, was conducted. 69% of our employees participated in this survey, whose result showed 87% of general satisfaction, 58% of favorability in relation to organizational environment, and 75% with respect to the level of commitment. By means of this process it has also been possible to identify strengths and opportunities for improvement, as well as the main axis on which the work plans for 2018 must focus.

ANNUAL REPORT

DESCRIPTION OF OUR MANAGEMENT ACTIVITIES

PROCESSES AND CONTROL

Code of Ethics

In the framework of the review of the Company’s Strategic Vision, the Company continues to apply the Code of Ethics approved in 2015 and updated in 2017.

The Code provides a roadmap to how we are expected to conduct ourselves and lays the foundation for delivering the service of excellence we set out to achieve.

The Code of Ethics is available, for dissemination purposes and in order for all our employees to gradually adhere thereto, on both the corporate intranet and the platform where employee pay stubs are stored.

Internal control system

As of December 31, 2017, the Company’s Management has assessed the effectiveness of the internal control system over financial reporting, using the criteria set forth in the conceptual framework defined by the COSO (2013). Based on its assessment, and considering the aforementioned framework, Management believes that the Company maintained an effective internal control on the issuance of its financial statements as of December 31, 2017.

ANNUAL REPORT

FISCAL YEAR RESULTS

ANNUAL REPORT

financiaL AND ECONOMIC SITUATION

 ANALYSIS OF ECONOMIC RESULTS

In fiscal year 2017, the Company posted a profit of ARS 682.25 million, as opposed to the ARS 1,188.6 million loss recorded in fiscal year 2016. The following graph shows the development of the Company’s results:

The operating result for fiscal year 2017 amounted to a profit of ARS 2.5 billion, as opposed to the ARS 656.1 million loss recorded in the previous year. The measures adopted by the Federal Government, aimed at resolving the electricity rate situation of the electric power sector during 2016, together with the application of the RTI as from February 1, 2017 are making it possible to gradually restore the Company’s economic and financial equation.

ANNUAL REPORT

financiaL AND ECONOMIC SITUATION

Due to the application of the new electricity rate schedule, in 2017 revenue from sales amounted to ARS 24.3 billion which represents an 86% increase as compared to 2016. Furthermore, energy purchases in 2017 increased 112%, as compared to the previous year, to a total amount of ARS 12.8 billion.

(1)     Includes right of use of poles for ARS 130.9 million and ARS 108.2 million for 2017 and 2016, respectively, connection charges for ARS 30.4 million and ARS 15.9 million, respectively, and reconnection charges for ARS 7.2 million and ARS 2.8 million, respectively.

With regard to operating costs, they recorded a decrease of approximately 6% as compared to 2016, basically due to the retroactive adjustment of penalties based on the new penalty determination and adjustment mechanisms defined by the ENRE.

ANNUAL REPORT

financiaL AND ECONOMIC SITUATION

In 2017, the net financial expense amounted to ARS 1.4 billion, as compared to the ARS 1.3 billion recorded in 2016. This 7% increase in net loss is mainly due to the increase in interest generated by the past due debt with CAMMESA for energy purchases (prior to the application of SEE Resolution No. 32/15), partially offset against interest generated by past due receivables with customers.

ANALYSIS OF THE FINANCIAL AND CASH POSITION

Financial Position

			Variation
	2017	2016	$	%
ASSET
Non-current assets	16,041.9	12,311.4	3,730.5	30%

Current assets	9,263.0	6,622.1	2,640.9	40%

TOTAL ASSETS	25,304.9	18,933.5	6,371.4	34%

LIABILITIES
Non-current liabilities	11,702.7	9,008.3	2,694.4	30%

Current liabilities	12,541.3	9,563.4	2,977.9	31%

TOTAL LIABILITIES	24,244.0	18,571.7	5,672.3	31%

EQUITY	1,060.9	361.8	699.1	193%

TOTAL LIABILITIES AND EQUITY	25,304.9	18,933.5	6,371.4	34%

ANNUAL REPORT

financiaL AND ECONOMIC SITUATION

The variations recorded in the main assets and liabilities accounts as of December 31, 2017, as compared to the previous year were as follow:

▪  Property, plant and equipment: its increase is due mainly to the Company’s Board of Directors’ express decision to prioritize the execution of investment projects over any other disbursements as a way to maintaining the provision of the public service, object of the concession, under safe conditions.

▪  Trade receivables: its increase is due mainly to the rate increases applied as from February 1, 2017 and December 1, 2017, which included the second step of the RTI increase and the CPD inflation-related increase for the first half of 2017.

Financial assets at fair value through profit or loss: its net increase is mainly due to the short-term investments made with the funds obtained from the above-described financing.

▪  Trade payables: its increase is due to the increase of our debts with CAMMESA, mainly as a consequence of the balance owed as of March 31, 2015 exposed to the accrual of interest, and the rate increase applied as from February 1, 2017 and December 1, 2017, which raised the average purchase price from ARS 425.2/MWh to ARS 862.7/MWh.

▪  Borrowings: its increase is mainly due to a new USD 50-million loan facility obtained from ICBC Bank that will be used to finance the Company’s investment plan and working capital.

ANNUAL REPORT

financiaL AND ECONOMIC SITUATION

Cash Flows

In 2017 there was a net decrease in cash and cash equivalents of ARS 175.6 million as compared to the increase of ARS 65.1 million in 2016. The Company generated operating cash flows for ARS 3.4 billion, which were mainly used for both the financing of the ambitious investment plan for ARS 3.7 billion, investing the remaining amount in financial assets for ARS 450.6 million, and the payment of interest under the corporate notes for ARS 283 million, generating additional funds for ARS 587.5 million.

			Variation
	2017	2016	$	%

Net cash flows generated by operating activities	3,283.3	2,931.3	352.0	12%

Net cash flows used in investing activities	(4,046.4)	(2,373.5)	(1,672.9)	70%

Cash flows from financing activities	587.4	(492.7)	1,080.1	(219%)

Increase (Decrease) in cash and cash equivalents	(175.7)	65.1	(240.8)	-370%

Cash and cash equivalents at the beginning of year	258.6	129.0	129.6	100%

Exchange differences in cash and cash equivalents	-	64.5	(64.5)	-100%

(Decrease) Increase in cash and cash equivalents	(175.7)	65.1	(240.8)	(370%)

Cash and cash equivalents at the end of the period	82.9	258.6	(175.7)	-68%

ANNUAL REPORT

CORPORATE SOCIAL RESPONSIBILITY

ANNUAL REPORT

pROCESSES AND CONTROL

 INDUSTRIAL SAFETY

In November 2017, the annual audit conducted by the IRAM on the management of Industrial Safety was satisfactorily passed, which allowed the Company to maintain the OHSAS 18001 Certification it had obtained in 2005.

With regard to the Safety, Occupational Health and Public Safety management programs, they were updated following the guidelines of the new 2015 ISO 9001 standard.

In order to comply with these guidelines related to Occupational Health and Safety, several activities were performed, resulting in improved accident indicators for the last years.

 PUBLIC SAFETY

In this regard, the annual audit conducted by the IRAM on the Public Safety System according to ENRE Resolution No. 421/11, was successfully passed, thus maintaining the related Certification. Additionally, the audit conducted by the ENRE on the processes involved in public safety of the Operations and Technical Divisions was successfully passed.

With regard to accidents, 12% of them occurred inside houses due to failures in internal installations and in street lighting columns. Although these accidents neither occurred in streets or public spaces nor are the responsibility of the Company, they are recorded and reported in accordance with the Regulatory Entity’s requirements.

According to the analysis of the accidents recorded in 2017, 66% of them are the result of vandalism and third party negligence.

Furthermore, the periodic meetings with contractors to discuss public safety-related issues continued to be held. At such meetings, the results of the inspections performed, the goals achieved and deviations found, are presented to the contractors, who are also provided with guidelines for the training to be given to their workers.

       As mentioned in chapter 8, customers can report electrical hazards in streets and public spaces via Facebook and Twitter social networks.

QUALITY

As a fundamental pillar of the integrated Management System, all the Company’s processes have been implemented and recertified under the new ISO 9001:2015 “Quality Management Systems” international standard.

As with the industrial safety management, in November 2017, the external maintenance audit of the Integrated Management System (IMS) was successfully passed. The certifying entity IRAM highlighted as a strength, the personnel’s high degree of participation and commitment to the performance of their activities with the highest quality standards.

ANNUAL REPORT

pROCESSES AND CONTROL

The Quality Management System has been certified under the ISO 9001 international standard, implemented and certified since 1999 for the meter-reading, billing, collection, supply and logistics processes and for all the Company’s processes since 2005.

At the same time, the Company actively participated in:

▪   Argentine Standardization Institute (IRAM)

▪   Argentine Society for Continuous Improvement (SAMECO), in exchange Quality, Continuous Improvement and Environment-related Experiences Commissions.

▪   Ibero-American Foundation for Quality Management (FUNDIBEQ) as coordinator/evaluator.

▪   National Quality Award (PNC) and in the Argentine Professional Institute for Quality and Excellence (IPACE).

Additionally, in 2017, improvements continued to be made to ensure a correct Quality Management, based on the goals set for the year and included in the Integrated Management System program, all of which were accomplished.

SUSTAINABILITY REPORT – GLOBAL COMPACT REPORT

The Company continued to adhere to the United Nations Global Compact’s Ten Principles related to Labor, Human Rights, Environment and Anticorruption. In this regard, in July 2017, the Communication on Progress (COP) was completed and downloaded in the United Nations’ website.

The COP is available on the Company’s official website and the intranet.

ENVIRONMENTAL MANAGEMENT

The Company is certified under ISO 14,001 standard since 1999.

Environmental Impact

In 2017 edenor received the Environmental Clearance Certificate, granted by the Provincial Agency for Sustainable Development of the Province of Buenos Aires, for certain works projects developed in such district.

Additionally, with the guiding principle of contributing to the quality of life of its customers, the Special Authorization Certificates were obtained for each of the Company’s warehouses, ensuring proper management in the handling and final disposal of hazardous waste. Those certificates were granted by the Provincial Agency for Sustainable Development of the Province of Buenos Aires and the National Environment and Sustainable Development Ministry.

ANNUAL REPORT

pROCESSES AND CONTROL

Monitoring Program

In 2017, Level of Noise and Electromagnetic Field measurements were made in twelve substations. Electromagnetic field measurements were also made in 32 high-voltage lines. The results obtained were positive, extensively complying with the limits required by the regulations for this type of facilities.

COMMUNITY ACTIONS

For the last 7 years edenor has been developing a program to promote different NGOs, called “Solidarity Campaigns”. The program’s objective is to support the dissemination of the work performed by different health, environment protection, and education-related organizations, publishing for such purpose information about the campaigns on the Company’s website, www.edenor.com.

In 2017, the Company published information on the following organizations’ campaigns:

•         RECIDUCA Foundation: The Company supported the dissemination of the foundation’s activities, aimed at helping students at risk of dropping out of school complete their high school studies, expand their employment opportunities, and promote environmental protection.

•         OSIM – AVON: The Company accompanied both institutions in the dissemination of the 5th edition of the “Raise your voice to stop violence against women” campaign.

•         ALPI: ALPI is a non-profit organization devoted to the diagnosis, treatment and rehabilitation of motor neuron pathologies, caused by injuries, illnesses or accidents, in pediatric and adult patients.

The space was used for the dissemination of the “Recycle your oil” campaign, whose purpose was to transform the domestic waste from Used Vegetal Oil (UVO) into renewable energies.

•         Patronato de la Infancia: Patronato de la Infancia (Childhood Assistance Center) is a non-profit NGO that has been providing education, health assistance, food and values to more than 1,150 children from low income families with social problems for the last 125 years. Information was published about the “Join here and now” campaign that will help raise funds for the expansion of its Infancia 2000 high school premises located in Benavidez, Tigre, with a view to provide children with the possibility of completing their education through the last year of high school, preventing in this manner school dropout.

•         Pallets of Life 2017: The “Pallets of Life 2017” exhibition, launched in May at the Main Administrative Building, is an initiative of the Proyecto Pura Vida /Pure Life Project/ NGO, whose purpose is to raise funds earmarked for the purchase of equipment for the Pedro de Elizalde General Children Hospital (former Casa Cuna). edenor donated 60 reels, as part of its material recycling and sustainability program.

ANNUAL REPORT

pROCESSES AND CONTROL

Throughout 2017 different community actions were carried out in conjunction with Pampa Foundation. Among them, the following are worth mentioning:

▪  With the aim of transmitting theoretical and hands-on experience in the operation of electricity distribution, and exploring first job search basics, edenor welcomed at its Villa Lynch Training Center, 28 sixth-year students of electro-mechanics, electronics and electricity, some of them on a scholarship awarded by Pampa Energía Foundation, from EET No. 8 of Morón (18 students) and EET No. 3 of Tres de Febrero (10 students).

▪  We conducted the “Energy that feeds” campaign aimed at the donation of high-energy food to help, through Banco Foundation, children and community meal centers located in the City of Buenos Aires and the Buenos Aires Metropolitan Area.

▪  edenor and Pampa Foundation helped Tzedaká Foundation with three simultaneous courses on “Basic Electricity“ given at the Pacheco Regional School of the National Technological University. The courses, for which no previous training in electricity was required, were addressed to literate men and women of age.

▪  We cooperated with Vivienda Digna /Decent Home/ Foundation donating construction materials to build new houses in Derqui neighborhood. Thanks to this action, 27 families now have new homes.

Additionally, in December 2017 a brochure of Tzedaká Foundation was included in edenor’s customer bills to promote the donation of items and elements people no longer use. The brochure was received by 300,000 customers from the City of Buenos Aires.

EDUCATIONAL PROGRAMS

edenor children is the group of activities directed towards students of primary schools located in our concession area carried out by edenor in the framework of its Corporate Social Responsibility (CSR) policy.

In 2017, the following actions were developed:

Connection to the future

Through this initiative we visited primary schools located within our concession area, where we conducted an educational and participatory workshop, aimed at teaching children how electricity functions and promoting its rational and safe use, both at home and in public spaces.

The activity consists of a play, featuring two actors: professor Volt, a scientist expert in electricity, and Light, an enthusiastic student eager to learn about that field. During the performance, a video is played with an amusing character, Little Amper, who serves as the liaison between the actors and the audience.

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pROCESSES AND CONTROL

In 2017, we visited 93 schools of Merlo and Moreno localities, which made it possible for 54,000 children to see the play.

www.edenorchicos.com.ar

With a children-oriented content, the website www.edenorchicos.com.ar provides didactic information about the history of electricity, how it is generated, its safe use, including games and experiments.

In 2017, more than 58,000 visitors from different Spanish speaking countries visited the site.

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COMMUNICATIONS

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COMmUNICAtioNS

NEW INSTITUTIONAL IMAGE

In August 2017, the Company launched its new brand and institutional image. A change that expresses our development, reflecting the new edenor, with more investment, technology, innovation and quality in the service to be the model public utility company, with a focus on two pillars: efficiency and proximity.

In this new identity of edenor, efficiency is a service delivery model that evolves, and proximity is a new experience of connection with its audiences, thus turning the company into an entity with an increasingly better service and more customer-focused.

Thus, in edenor the processes, actions and results focus on an efficiency-oriented manner of doing things and on the way we connect with customers and society. Hence, efficiency and proximity complement each other and result in a positive relationship with customers, employees, the community and different strategic audiences, while reflecting the new edenor in the quality of its service, constituting today its great differentiating factors.

This new brand aims at integrating the Company’s entire universe into a representative entity and generating a platform to boost this company model.

RedESIGN

The new institutional image is reflected in all the Company’s aspects, so that is why we worked to make this new image visible since the launch.

▪  Corporate buildings: Libertador and San Justo

▪  9 commercial offices

▪  2 substations

▪  1,500 vehicles

▪  2,000 signs in public spaces

▪  2.9 million bills

▪  Internal and external stationery

The rebranding will continue in 2018 in corporate buildings, commercial offices, technical and commercial personnel uniforms, the design of commercial offices and the digital office, among others.

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COMmUNICAtioNS

25 YEARS OF EDENOR

DonaTION TO THE national LIBRARY

In the framework of the celebrations for edenor’s 25th anniversary, the Company carried out a high-cultural-impact action donating the external lighting and the lighting of the reading room of such an emblematic building of the City of Buenos Aires as the Mariano Moreno National Library, highlighting efficiency and permanent innovation through a design of smart energy consumption for the building.

The inauguration of the new lighting took place on November 22, 2017, and gathered different leading culture figures, as well as national, provincial and municipal authorities, who acknowledged the impact of this donation on both the institution and the city.

Therefore, after two months of works, edenor made it possible for the National Library to exhibit a new look, highlighting the best features of the building as well as its view of development for both the country and the Argentine people.

COMMUNICATIONS WITH CUSTOMERS

In 2017, customers received, together with the bills, brochures with information on the following subjects:

▪  Promotion of edenordigital app

▪  “How to save power in winter” campaign

▪  edenor’s identity change

▪  Electric fraud and work in streets and public spaces

▪  Donation of the lighting to the National Library

Additionally, such communications were supplemented by email marketing campaigns, communications on the Company’s institutional website and in the commercial offices.

SOCIAL NETWORKS

After a period of analysis and strategy definition, the Company launched its official accounts on the most popular social networks, LinkedIn, Facebook, Twitter and YouTube, to respond to customer claims and needs and disseminate information about the Company’s activities. In this process, comparative studies were made in order to understand the operational logic of similar companies of Argentina, Latin America, the United States and Europe. The studies and analyses were assessed and approved by the members of the Company’s Steering Committee.

On August 14, 2017, we created our official profile on LinkedIn, and on the first days of December, those of Twitter, Facebook and YouTube.

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COMmUNICAtioNS

The initiative to add new communication channels for our customers, the general public and the industry players falls within the Company’s objective of achieving “proximity” as one of the pillars towards the digitalization of relationship channels.

From the Company’s accounts on Twitter and Facebook, it is possible to carry out almost all the procedures customers carry out in a commercial office, but from the comfort of their homes, workplaces or while they are on the go. Another objective is to provide information about commercial issues and alternative contact channels, give advice on the smart use of electricity and recommendations in the event of extreme temperatures, offer guidance on safety in the street and public spaces, issue storm warnings for our concession area, and provide interesting facts about our day-to-day operation.

These new channels also allow the Company to align the commercial aspects with the institutional ones, and thereby serve as a means of interaction and a link with companies of the power industry and government bodies. Additionally, they make it possible to externally leverage strategic information of the five-year period work plan that the Company has been carrying out since the agreement reached after the Tariff Structure Review (RTI) of 2016. Furthermore, thanks to such channels all those actions of edenor’s everyday life, which in the past could only be seen by the Company’s employees and not by its customers, have gained visibility.

In addition to being a channel for the dissemination of technical information, of management, of investments, and, in general, a professional network, the LinkedIn account is also a large window to affirm edenor’s “employer branding”. A significant number of young professionals came into contact with the Company and obtained their first job through this social network.

With its accounts on social networks, edenor has taken a further step towards omnichanneling, which adds to the traditional telephone communications, the edenordigital app, the website, the text messages for technical claims, and the commercial offices.

DIGITAL EDENOR

The redesign of the corporate identity included the updating of edenor 2.0 app, which implied the brand change to edenordigital and the adaptation of the website and the mobile application, seeking to reflect the values that edenor wants to strengthen at this new stage, efficiency and proximity.

In 2017, edenordigital consolidated as a digital channel, with over 725,000 registered accounts and approximately half a million downloads.

Furthermore, and in line with the customer-oriented strategic vision, a survey addressed to edenordigital registered users was conducted in order to know their opinions and measure their level of satisfaction with this tool.

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COMmUNICAtioNS

10 YEAS AT THE NEW YORK STOCK EXCHANGE

2017 was a year of anniversaries, not only because of the Company’s 25th birthday, but also because of its 10 years of listing on the New York Stock Exchange (NYSE) that was celebrated on September 12, 2017 with the traditional ringing of the opening bell by the Company’s authorities in Wall Street, in a historic day for our company.

Under the motto “10 years of the best Argentine power at the New York Stock Exchange”, edenor opened the NYSE session, highlighting edenor’s overall visibility, transitioning to a new growth-stage as the most important electricity distribution company in Argentina, with an ambitious investment and technology incorporation plan for the next 5 years.

The delegation was led by Marcelo Mindlin, President of the group Pampa Energía, and Ricardo Torres, Chairman and CEO of edenor. They were accompanied by the Company’s Directors and Managers and other executive members of the holding, who participated in this historic event in a climate of pride and excitement.

As Ricardo Torres pointed out from New York, “this is a special moment for edenor, not only because of its 10 years of listing on the most important stock exchange in the world, but also because we are consolidating a development process that seeks to position us at the forefront of the electricity distribution business in Argentina, and this is clearly a step forward to continue to consolidate the whole process.”

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BOARD OF DIRECTORS’ PROPOSAL

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BOARD OF DIRECTORS’ PROPOSAL

 APPROVAL OF FINANCIAL STATEMENTS

As required by section 234 of the Business Organizations Law, we hereby inform that the Financial Statements for the year ended December 31, 2017 will be submitted for approval purposes to the next Shareholders’ Meeting.

ALLOCATION OF PROFITS

In compliance with current legal regulations, the Company’s Board of Directors proposes that the Annual General Meeting allocate the profit for the year ended December 31, 2017, which amounts to ARS 682.2 million to the absorption of accumulated losses.

The Annual General Meeting will discuss and finally decide on the allocation of profits.

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BOARD OF DIRECTORS’ PROPOSAL

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 16, 2018